COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

August 19, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I
	Columbia Total Return Bond Fund (formerly known as Columbia Intermediate Bond Fund)	Post-Effective Amendment No. 264 Registration File Nos.: 2-99356; 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on August 17, 2016, for the above-referenced Post-Effective Amendment (Filing) filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Columbia Total Return Bond Fund (the Fund). Comments and responses are outlined below.

Comments on the prospectus of the Fund:

Comment 1:	Please provide the updated annual fund operating expenses table so that the staff may review the updated information prior to the Filing’s effective date.

Response:	Please see Exhibit A to this letter.

Comment 2:	To the extent that derivatives are included in the 80% test, confirm that they will be valued at market value.

Response:	To the extent that derivatives are included in the 80% test, they will be valued at market value or fair value (determined in accordance with the Fund’s valuation procedures).

Comment 3:	The Principal Investment Strategies include investment in mortgage- and other asset-backed securities. Please supplementally explain the types and amounts of mortgage- and other asset-backed securities the Fund will use.

Response:	The Fund’s most recent annual report to shareholders as of April 30, 2016, demonstrates, as of a point in time, the percentage of total Fund investments in mortgage- and other asset-backed securities, which is as follows: 1.0% in asset-back securities (agency); 14.3% in asset-backed securities (non-agency); 5.7% in commercial mortgage-backed securities (non-agency), 19.7% in residential mortgage-backed securities (agency); and 4.2% in mortgage-backed securities (non-agency).

Comment 4:	Please explain any maturity criteria that the Fund will use when investing in debt securities.

Response:	The Fund may invest in debt instruments of any maturity and does not seek to maintain a particular dollar-weighted average maturity.

Comment 5:	The bar chart in the Performance Information section shows the performance of Class A shares. The Average Annual Total Returns table in this same section incorporates historical return information for the Fund’s Class Z shares to other share classes when the performance information shown in the table begins before the inception date of such share class (i.e., appending performance). Please explain the rationale for the use of two different share classes.

Response:	Class Z shares are the Fund’s oldest share class and were historically presented in the bar chart and used for appending performance for the Fund’s other share classes, when applicable. Pursuant to Instructions 3(a) to N-1A Item 4, the Fund changed the share class shown in the bar chart to Class A shares because Class A shares are the most common share class across the Columbia Funds Complex that are available for investment by the general public and Class A shares have at least ten calendar years of performance. This change was explained, pursuant to Instruction 3(a)(iii) to N-1A Item 4, in the prospectus dated September 1, 2013, which was the year of the change. Since the Fund has historically used Class Z shares for appending performance, it did not change the appending performance share class to Class A shares so as to not change previously filed performance figures for share classes that had been historically appending to Class Z shares. Since all share classes of the Fund invest in the same portfolio of securities, each share class would have substantially similar annual returns, except for differences resulting from differences in expenses and sales charges, where applicable. As such, when showing appending performance for a particular share class, the returns are adjusted to reflect the higher class-related operating expenses of such class, where applicable. We include disclosure to this affect in the Performance Information section of the prospectus and in the Other Practices – Performance Disclosure section of the Statement of Additional Information.

Comment 6:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund section consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	After further evaluation of the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund sections, the Fund believes that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 7:	In the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section, please consider combining this disclosure with the derivatives discussion already included in the Principal Investment Strategies.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

Comment 8:	In the More Information About the Fund – Additional Investment Strategies and Policies - Understanding Annual Fund Operating Expenses section, please consider modifying the disclosure to state that other expenses were restated for certain share classes to reflect current transfer agency fees paid by the Fund.

Response:	After further review, we believe that the prospectus disclosure that appears as a footnote to the expense table, pursuant to Instruction 3(d)(ii)(B) of Item 3, addresses the substance of this Staff comment and need not be repeated, in part or in whole, in the More Information About the Fund – Additional Investment Strategies and Policies - Understanding Annual Fund Operating Expenses section. Therefore, additional disclosure regarding the restatement of expenses will not be added.

Comment 9:	In the last sentence of the More Information About the Fund – The Investment Manager section, please update the reference from “semiannual report” to “annual report.”

Response:	Pursuant to N-1A Item 10(a)(1)(iii), we believe that the above referenced disclosure is accurate; the most recent shareholder report that includes a discussion regarding the Fund’s Board of Directors approval of advisory contracts is the semiannual report to shareholders for the fiscal period ended October 31, 2015.

Comments on the Statement of Additional Information (SAI):

Comment 10:	In the section About Fund Investments - Types of Investments – Credit Default Swap Agreements, consider revising the disclosure to address the Fund’s procedure when it is the seller of a credit default swap, including the Fund’s procedure for segregation of assets when it is the seller.

Response:	The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the Staff’s related no-action letters, including Dreyfus, the Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), and other published Staff interpretative materials. We have reviewed our disclosure in this regard and have amended the paragraph to reflect the following:

A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Kayla Sylvia at (617) 385-9539.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I

EXHIBIT A – Annual Fund Operating Expenses table

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class K	Class R	Class R4	Class R5	Class W	Class Y	Class Z
Management fees	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%
Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.50%	0.00%	0.00%	0.25%	0.00%	0.00%
Other expenses(d)	0.17%	0.17%	0.17%	0.02%	0.32%	0.17%	0.17%	0.07%	0.17%	0.02%	0.17%
Total annual Fund operating expenses	0.90%	1.65%	1.65%	0.50%	0.80%	1.15%	0.65%	0.55%	0.90%	0.50%	0.65%
Less: Fee waivers and/or expense reimbursements(e)	(0.04%)	(0.04%)	(0.04%)	0.00%	0.00%	(0.04%)	(0.04%)	0.00%	(0.04%)	0.00%	(0.04%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.86%	1.61%	1.61%	0.50%	0.80%	1.11%	0.61%	0.55%	0.86%	0.50%	0.61%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge decreases over time.
(c)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.
(d)	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5, Class W and Class Z shares have been restated to reflect current transfer agency fees paid by the Fund.
(e)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) until August 31, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.86% for Class A, 1.61% for Class B, 1.61% for Class C, 0.51% for Class I, 0.81% for Class K, 1.11% for Class R, 0.61% for Class R4, 0.56% for Class R5, 0.86% for Class W, 0.51% for Class Y and 0.61% for Class Z.